

May 9, 2011

Leif Andersen
Chief Executive Officer
Sebring Software, Inc. (f/k/a Sumotext, Inc.)
1400 Cattlemen Road, Suite 1400
Sarasota, FL 34232

> **Re:** **Sumotext, Inc.**
> **Form 8-K**
> **Filed October 29, 2010**
> **File No. 000-53785**

Dear Mr. Andersen:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

/s/ Celeste Murphy

<u>for</u>   Larry Spirgel
Assistant Director

cc: Lisa Demmons
       Vincent & Rees
       Via facsimile: (801) 355-5005